N E W S R E L E A S E

October 21, 2013

Nevsun Announces Further Drilling Results from Northwest Zone

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to announce further diamond drill results from resource definition drilling at the Northwest Zone poly-metallic massive sulphide deposit, located 2 kilometers from the Bisha processing plant within the Bisha mining license.

HIGHLIGHTS

  Northwest Zone still open to south and north
  Four down dip step-out holes demonstrate that the mineralized system continues at depth
  Additional parallel zone identified but limited drilling to date
  Maiden mineral resource estimate in early 2014

Selected New High Grade Results Include:

  Hole NWDD129 – 14.1 m* @ 1.06 % Cu and 3.89% Zn from 111.9 m to 126.0 m (MS)*
  Hole NWDD130 – 14.0 m @ 17.2 g/t Au and 49.0 g/t Ag from 101.0 m to 115.0 m (S)
  Hole NWDD131 – 18.5 m @ 2.11 % Cu and 13.5 g/t Ag from 93.5 m to 112.0 m (M-S)
  Hole NWDD160 – 3.7 m @ 2.21% Cu and 3.3 g/t Au and 12.1 g/t Ag from 216.0 m to 219.7 m (M-S)
  Hole NWDD173 – 20.5 m @ 1.40 % Cu and 17.3 g/t Ag from 77.5 m to 98.0 m (M-S)
  Hole NWDD185 – 5.2 m @ 5.2 g/t Au and 13.9 g/t Ag from 52.5 m to 57.7 m (O)
  Hole NWDD187 – 14.2 m @ 1.21 % Cu and 2.06 % Zn from 110.6 m to 124.8 m (M-S)
  Hole NWDD189 – 14.5 m @ 3.2 g/t Au from 39.0 m to 53.5 m (O)
  Hole NWDD195 – 5.2 m @ 0.60 % Cu and 3.64 % Zn and 27.5 g/t Au and 174.6 g/t Ag (M-S) from 105.8 m  to 111.0 m (M-S)

*Notes: Mineralization Types:  M = Massive Sulphide; M-S = Massive and Stringer Sulphide; S = Stringer Sulphides; O = Oxidized Material; D = Dyke. Intervals given are drilled metres. True widths are generally 70 to 90% of drilled length depending on hole and mineralisation orientation.

Selected holes are shown in the deposit map below.

Bisha Mining Share Company (BMSC) completed the resource definition and expansion drilling program totaling 216 holes at the Northwest Zone in May 2013 and drilled a further 4 holes in July and August 2013.  A total of 18,892 meters of drilling has been completed at the Northwest Zone in 2013.  Assay results received to-date from holes NWDD118 – NWDD198 that were completed in 2013 are included at the end of the release.  Prior drilling results were released on May 23, 2013.  Remaining results will be released later in 2013.

Work on the maiden resource estimate is in progress and the results are expected to be included in a BMSC mineral resource and reserve update in early 2014.  The estimate will include Bisha Main and Harena resource and reserve updates and Hambok and the Northwest Zone maiden resources.

338250
338500
338750
339000
339250
1718000
1717750
1717500
NWDD160
NWDD129
NWDD131
NWDD130
NWDD173
NWDD187
NWDD189
NWDD185
NWDD195
Northwest Zone
Eastern Massive Sulphide
Bisha Mine (2 km)
Northwest Drilling Results
0 25 50 100 150 200 250 m
WGS 1984 UTM Zone 37N
Scale: 1:5,000
Legend
Selected DH
Northwest DH
Road
River
Fault
Shear
Massive Sulphide
Semi Massive Sulphide
Stringer Zone
Date:
October 2013
BISHA

Mineralization at the Northwest Zone occurs in a series of massive sulphide lenses hosted within altered felsic volcanic rocks containing abundant copper and zinc-rich stringer sulphide mineralization.  Gold and silver are occasional highly enriched in these stringer zones and are often associated with later dykes.  Some of the massive sulphides have been exposed to weathering at surface creating oxide zones that are locally enriched in gold.  Beneath these areas, some supergene copper mineralization may also be present.  Core recovery is often poor in the oxide zones as unconsolidated material is easily washed away and not recovered during the diamond drilling process.  Further testing of these areas by reverse circulation drilling will be completed in due course.

The mineralized system at the Northwest Zone is extensive and resource expansion opportunities remain to the north, south and at depth.  In July, four holes were drilled beneath the central and northern portions of the deposit.  This drilling demonstrated that the mineralized system continues to depth and appears to be thickening to the south.  Assays are still outstanding, but further drilling to the south is warranted.  In addition, to the east there is a parallel zone of massive sulphide that is only defined by limited drilling.

The Northwest Zone was discovered in 2003 by the diamond drilling of an airborne EM anomaly and follow-up ground geophysics, soil sampling and drilling from 2004 to 2006 defined a 600 meter long zone of massive and stringer sulphide mineralization. Further work was deferred while the Bisha deposit was being prepared for mining.  A program of in-fill drilling was started in late 2011 designed to fully delineate the open-pit potential.  This drill program has now been completed and has successfully extended the mineralization an additional 400 meters in strike length.

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program for the Northwest Zone work. This program includes a chain of custody whereby drill core samples are initially crushed and subsampled at the Bisha Mine preparation facilities before being transported to Asmara, sealed, and sent on to the laboratories of ALS Limited in Vancouver. ALS is accredited by the Standards Council of Canada. Multi-element analysis is completed using ICP-AES methods; gold is analyzed by fire assay with AAS finish. Certified reference material (standards), duplicates and blank samples are systematically inserted into the flow of core samples and results analyzed on a batch by batch basis.

Hole collars are surveyed using differential GPS; down hole survey was originally completed using the Reflex EZ shot method, now superseded with downhole gyro methods.

Mr. Paul Gribble C.Eng., FIMMM, BMSC’s Chief Resource Geologist has been overseeing the drilling and resource work at the Northwest Zone and is a Qualified Person as defined by NI 43-101.  Mr. Gribble has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; or (viii) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, the uncertainty and difficulty with core recovery in oxide zones, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Northwest Zone Intersections –May 12 to October 11, 2013

Hole Id	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Mineralization Type
NWDD118	93.0	97.0	4.0	1.03	0.02	0.6	11.8	S
and	121.3	132.8	11.5	1.29	0.66	0.3	10.9	M-S
NWDD119	73.0	80.7	7.70	0.54	0.03	0.2	76.6	M
NWDD129	111.9	126.0	14.1	1.06	3.89	0.3	14.4	M
and	137.0	141.0	4.0	0.50	0.24	0.1	5.8	M
and	152.0	160.0	8.0	0.56	0.10	2.0	10.6	M-S
and	169.0	216.0	47.0	0.82	0.13	0.5	8.4	M-S
NWDD130	76.0	91.0	15.0	1.29	0.00	0.1	8.9	M
and	101.0	115.0	14.0	0.36	0.01	17.2	49.0	S
NWDD131	93.5	112.0	18.5	2.11	0.04	0.3	13.5	M-S
NWDD132	76.0	125.0	49.0	0.71	0.05	0.1	7.5	M-S
NWDD134	72.0	84.9	12.9	0.77	0.01	0.3	7.6	M-S
NWDD135	68.0	74.0	6.0	1.51	0.00	0.1	13.3	M
and	108.0	125.6	17.6	1.45	0.06	0.1	11.8	M
NWDD136	78.7	93.8	15.1	1.02	0.01	0.1	4.9	M
and	102.0	109.2	7.2	0.86	0.15	0.1	7.6	M
and	126.0	135.3	9.3	0.83	0.11	0.1	6.5	M
and	151.0	167.0	16.0	0.58	0.14	0.1	4.6	M
and	192.0	196.0	4.0	0.00	0.02	9.3	22.0	S
NWDD137	50.00	54.0	4.0	0.02	1.76	0.0	9.9	O
NWDD138	31.50	34.3	2.8	0.25	1.46	0.3	15.0	M-S
NWDD139	NSV
NWDD140	NSV
NWDD141	NSV
NWDD142	56.0	59.4	3.4	1.5	0.01	0.0	0.5	O
and	81.0	85.0	4.0	0.12	4.58	0.1	8.8	S
and	141.0	181.0	40.0	0.96	0.30	0.1	8.5	M-S
NWDD143	81.0	85.3	4.3	0.77	0.01	0.1	4.6	M
and	102.0	107.0	5.0	1.46	0.12	0.1	12.2	M
and	152.0	157.6	5.6	0.9	0.15	0.1	6.9	M
NWDD154	57.0	62.0	5.0	1.00	0.13	0.0	2.6	O
and	178.7	261.0	82.3	1.15	0.64	0.9	10.8	M-S
NWDD157	NSV
NWDD159	145.9	154.0	8.1	0.19	2.58	0.2	19.7	S
and	216.0	236.0	20.0	0.73	0.06	0.7	5.9	S-D
NWDD160	216.0	219.7	3.7	2.21	0.22	3.3	12.1	M-S
NWDD161	143.0	147.2	4.2	0.38	1.53	0.2	10.1	M-S
and	193.0	216.8	23.8	1.46	0.08	0.3	6.0	M-S
NWDD162	266.0	268.0	2.0	0.01	0.01	4.8	15.2	D
NWDD163	148.8	160.0	11.2	0.82	6.47	0.2	21.7	M
and	214.5	220.0	5.5	0.62	0.01	0.2	2.9	S
NWDD164	60.0	85.5	25.5	1.07	0.01	0.1	6.3	M

Hole Id	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Mineralization Type
and	93.0	106.3	13.3	0.97	0.02	2.2	12.0	D
NWDD165	84.0	90.0	6.0	1.01	0.02	0.2	8.3	M-S
and	110.0	158.0	48.0	0.70	0.32	0.1	7.5	M
NWDD166	28.5	31.0	2.5	0.01	0.01	6.0	2.4	O
and	40.0	41.5	1.5	0.00	0.00	4.4	19.0	O
NWDD170	40.7	44.8	4.2	0.01	0.03	1.7	270	O
including	43.5	44.8	1.3	0.00	0.06	0.6	837	O
NWDD172	55.5	58.0	2.5	0.00	0.02	1.2	166.4	O
including	55.5	56.0	0.50	0.01	0.04	2.7	440	O
NWDD173	77.5	98.0	20.5	1.40	0.03	0.8	17.3	M-S
NWDD174	98.0	102.0	4.0	0.58	0.01	0.1	2.0	M-S
NWDD175	48.0	55.7	7.70	0.01	0.03	1.6	15.9	O
NWDD176	82.4	88.9	6.50	0.42	0.15	0.5	19.5	M-S
NWDD177	82.0	118.0	36.0	1.05	0.04	0.2	9.4	M-S
NWDD178	78.0	108.4	30.4	1.13	1.83	0.2	26.7	M
including	78.0	79.5	1.50	5.59	0.19	0.1	13.0	M
NWDD179	115.5	133.5	18.0	1.05	1.35	0.2	12.5	M
and	134.3	147.0	12.7	1.00	1.55	0.2	9.5	M
NWDD180	NSV
NWDD181	130.3	160.0	29.7	1.02	0.94	0.2	8.7	M-S
NWDD182	NSV
NWDD183	NSV							S
NWDD184	148.2	153.3	5.1	0.92	0.34	1.0	9.3	M-S
NWDD185	52.5	57.70	5.2	0.00	0.01	5.2	13.9	O
NWDD186	177.0	198.0	21.0	0.66	1.56	0.2	6.1	M-S
including	183.0	185.0	2.00	0.50	7.23	0.2	16.0	M-S
and including	189.0	192.2	3.2	0.72	3.58	0.3	8.4	M-S
NWDD187	110.6	124.8	14.2	1.21	2.06	0.4	11.5	M-S
including	112.0	118.0	6.0	1.16	3.88	0.2	10.0	M-S
and including	120.0	124.8	4.8	1.54	0.79	1.0	16.4	M-S
NWDD188A	196.0	217.0	21.0	0.44	2.48	0.2	4.2	M-S
NWDD189	39.0	53.5	14.5	0.00	0.01	3.2	7.0	O
including	39.0	40.5	1.50	0.00	0.00	7.2	7.0	O
including	46.5	49.7	3.20	0.01	0.03	10.9	8.0	O
NWDD190	42.0	46.5	4.5	0.00	0.02	3.6	15.5	O
NWDD191	161.0	172.0	11.0	0.08	0.16	3.3	8.1	S
and	183.0	187.0	18.0	0.91	1.22	0.3	7.5	M
NWDD193	163.6	172.0	8.4	0.80	2.73	0.3	11.1	M-S
NWDD194	204.1	213.0	8.90	0.48	3.26	0.0	9.3	M-S
NWDD195	105.8	111.0	5.2	0.60	3.64	27.5	174.6	M-S
including	107.5	109.0	1.5	0.50	1.74	34.9	208.3	M-S
and	109.0	110.0	1.0	0.21	4.49	95.8	558.0	D
NWDD196	81.0	85.0	4.0	0.05	2.12	0.1	6.8	S

Hole Id	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Mineralization Type
NWDD197	247.0	254.5	7.5	0.02	0.04	11.6	17.7	D
NWDD198	NSV
NWGT005	118.0	133.0	15.0	0.01	3.06	0.9	39.8	M
NWGT008	52.2	55.1	2.90	0.32	1.66	0.1	15.4	M-S

Mineralization Types:  M = Massive Sulphide; M-S = Massive and Stringer Sulphide; S = Stringer Sulphides
O = Oxidized Material; D = Dyke
Assay results for holes NWDD122-124 and NWDD126-128 were previously reported on May 23, 2013
Assay results are still awaited for holes NWDD125, NWDD133, NWDD144-153, NWDD155-156, NWDD158, NWDD167-169, NWDD171, 192
Holes prefixed NWGT are results encountered in geotechnical holes drilled for pit stability considerations.

Northwest Zone Drill Collars 2013

Hole ID	Final Depth	Azimuth	Dip	UTM_East	UTM_North	Elevation
NWDD118	237.0	135	-50	338768.466	1717913.493	554.861
NWDD119	111.0	135	-50	338553.038	1717670.663	554.790
NWDD129	306.0	135	-50	338666.139	1717911.602	554.018
NWDD130	202.5	135	-50	338595.152	1717735.030	554.259
NWDD131	205.5	135	-50	338630.379	1717770.385	553.991
NWDD132	217.5	135	-50	338701.016	1717841.384	554.526
NWDD134	158.0	135	-50	338725.783	1717816.349	554.840
NWDD135	164.0	135	-50	338637.947	1717798.227	553.523
NWDD136	280.5	135	-50	338644.942	1717862.094	553.851
NWDD137	134.0	135	-50	338554.936	1717527.642	555.507
NWDD138	80.0	135	-50	338591.003	1717491.66	555.744
NWDD139	152.0	135	-50	338968.505	1717821.387	559.279
NWDD140	239.0	135	-50	338916.055	1718091.406	556.346
NWDD141	152.0	135	-50	338967.656	1718034.317	556.735
NWDD142	233.1	135	-50	338609.436	1717862.169	553.431
NWDD143	202.5	135	-50	338634.038	1717837.505	553.595
NWDD154	328.0	135	-50	338630.087	1717946.923	553.371
NWDD157	115.0	135	-50	338747.348	1717759.595	555.210
NWDD159	274.0	135	-50	338559.514	1717876.674	552.846
NWDD160	319.0	135	-50	338634.561	1717978.326	553.208
NWDD161	265.5	135	-50	338549.378	1717851.563	552.840
NWDD162	352.5	135	-52.5	338445.983	1717778.085	553.033
NWDD163	304.0	135	-50	338662.444	1717950.72	553.618
NWDD164	157.5	135	-50	338570.568	1717688.801	554.469
NWDD165	178.0	130	-50	338700.300	1717872.755	554.528
NWDD166	85.5	135	-50	338602.361	1717657.058	554.721
NWDD170	85.5	135	-50	338618.067	1717676.512	554.758
NWDD172	75.0	135	-50	338570.358	1717653.719	555.030
NWDD173	117.0	135	-50	338768.493	1717874.114	555.328
NWDD174	106.5	135	-50	338538.326	1717685.918	554.951
NWDD175	82.5	135	-50	338818.164	1717865.374	555.957
NWDD176	157.5	135	-44	338496.742	1717763.079	553.560
NWDD177	133.0	135	-50	338786.201	1717897.539	555.511
NWDD178	115.5	315	-50	338508.536	1717572.762	555.363
NWDD179	169.5	135	-50	338742.376	1717908.753	554.946
NWDD180	126.0	315	-50	338435.322	1717435.401	554.385
NWDD181	169.5	135	-50	338758.242	1717926.070	555.013
NWDD182	190.5	135	-48	338508.883	1717650.831	555.735
NWDD183	190.5	135	-45	338479.183	1717649.579	555.274
NWDD184	175.5	135	-50	338772.176	1717946.54	554.573
NWDD185	106.5	135	-50	338846.958	1717872.747	556.201
NWDD186	226.5	135	-50	338747.515	1717971.306	554.481
NWDD187	188.0	135	-50	338823.104	1717937.679	557.228

Hole ID	Final Depth	Azimuth	Dip	UTM_East	UTM_North	Elevation
NWDD188	76.5	135	-50	338772.203	1718017.784	554.553
NWDD188A	250.5	135	-50	338773.965	1718015.863	554.707
NWDD189	100.5	135	-50	338870.523	1717884.155	556.629
NWDD190	112.5	135	-50	338877.698	1717912.004	556.965
NWDD191	286.5	135	-50	338761.460	1717992.849	554.695
NWDD193	205.5	135	-50	338842.319	1718018.193	555.662
NWDD194	262.5	135	-48	338812.577	1718046.563	555.015
NWDD195	143.0	135	-50	338916.480	1718014.815	556.944
NWDD196	259.5	135	-49	338840.238	1718084.804	555.176
NWDD197	319.5	135	-50	338774.992	1718085.925	554.557
NWDD198	211.5	135	-50	338881.008	1718050.166	556.151